

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Scott Longval
Intricon Corporation
1260 Red Fox Rd
Arden Hills, MN 55112

Re: Intricon Corporation
Form 10-Q for the quarter ended September 30, 2019
Exhibit No. 10.1
Filed on November 8, 2019
File No. 001-05005

Dear Mr. Longval:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance